UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5

to

FORM 10

General Form for Registration of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

HyOrc Corporation (OTCID: HYOR)

State of Registration: Wyoming. EIN: 91-1910791

Address: 3050 Post Oak Boulevard, Suite 510-Q60, Houston, TX 77056

Telephone: (281) 532 9034

The Company is registering its common stock, par value $0.001 per share, under Section 12(g) of the Exchange Act

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. BUSINESS

Overview

HyOrc Corporation (“HyOrc,” “we,” “our,” or the “Company”) is a Wyoming corporation engaged in the research, development, and commercialization of clean-energy technologies designed to decarbonize heavy-duty transport, industrial power generation, and distributed energy applications. Our mission is to develop commercially viable alternatives to diesel engines and fossil fuels, with a focus on hydrogen, methanol, and waste-to-energy solutions.

Our business is structured around three primary technology and market verticals:

1.	Green Methanol Production – producing green methanol from waste, targeting shipping and fuel blending markets.

2.	Hydrogen Power Systems – developing modular hydrogen-fuelled ORC (Organic Rankine Cycle) engines for off-grid power and pay-as-you-go (“PAYG”) deployment.

3.	Hydrogen Locomotive Retrofits – converting existing diesel locomotives to hydrogen or natural gas fuelled systems.

Through our wholly owned subsidiary, SRE Power, Inc., we also developed a 2MW geothermal power plant in Biliran, Philippines. While that facility is currently offline due to legal disputes with counterparties, it demonstrates our technical execution capability in building power plants under challenging conditions.

Corporate History

The Company was originally incorporated in Nevada in 1998 as Asia Properties, Inc. (“ASPZ”), focused initially on unrelated businesses. The company was re-domiciled in Wyoming in 2019. In August 2024, ASPZ completed a reverse merger with SRE Power, Inc., a renewable energy company with a history of geothermal project development and hydrogen combustion technologies. As part of the transaction, ASPZ was renamed HyOrc Corporation. Following the merger, former SRE shareholders became the controlling shareholders of HyOrc.

This merger provided HyOrc with:

●	Operational experience in power plant construction.

●	A platform to commercialize engine and clean fuel technologies.

●	A publicly traded vehicle to access capital markets.

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Technology Platform

HyOrc’s core innovation is its External Combustion Technology (ECT), which can integrate with ORC turbines. Unlike conventional internal combustion engines or fuel cells, the ECT engine can run on multiple fuels while maintaining high efficiency and durability.

Key features include:

●	Fuel Flexibility: Operates on hydrogen, LPG, natural gas, biogas, or syngas.

●	Hydrogen Tolerance: Achieves >45% efficiency even with hydrogen purity as low as 97%, whereas PEM fuel cells typically require >99.9%.

●	Durability: Stable efficiency over long operating hours, compared with efficiency degradation in PEM fuel cells.

●	Cost Competitiveness: Comparable total cost of ownership to diesel engines, but with zero emissions when operating on hydrogen.

In addition to the ECT engine, HyOrc has developed intellectual property for waste-to-methanol production. This technology gasifies municipal solid waste and catalytically converts syngas into methanol. Methanol is an established global commodity chemical, increasingly adopted as a green fuel for shipping and aviation.

Principal Business Lines

HyOrc operates through three integrated business areas:

1.	Development of waste-to-methanol, hydrogen, and clean-fuel infrastructure projects

2.	Commercialization of external-combustion and multi-fuel engine technology

3.	Existing revenue-generating operations through SRE Power

Revenue and customers:

For fiscal year 2024, HyOrc generated revenue primarily from operation & maintenance services, share of electricity sales revenues, and technical services provided through its subsidiary SRE Power, Inc. under the Project Funding, Build and Transfer (PFBT) Agreement with Biliran Geothermal, Inc. (BGI). Revenue recognized during that period related to O&M activities, electricity sales, and technical services performed under the agreement.

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During 2025, the Biliran 2 MW geothermal power plant was offline due to an ongoing legal dispute between SRE Power and BGI. SRE Power is actively pursuing a recovery and enforcement strategy with external legal counsel. As a result of the plant being offline, no material revenue was recognized during the 2025 interim period. This operational status, and the resulting impact on revenue, is fully disclosed and reconciled with the prior-year revenue.

1. Green Methanol Production

●	Market Context: The International Maritime Organization (IMO) has mandated carbon reduction in global shipping. Green methanol is emerging as a favored solution, with major shipping lines announcing large methanol-powered fleet orders. Aviation regulators are also exploring methanol-based synthetic fuels.

●	HyOrc Projects: The Company is advancing development of a green methanol project in Portugal based on HyOrc’s proprietary waste-to-methanol technology. HyOrc has entered into a Joint Venture Agreement with Start Lda for the development of waste-to-methanol facilities in Portugal, beginning with an approximately 8 tonne per day (TPD) methanol pilot facility in Porto.

●	Under the Joint Venture Agreement, HyOrc is expected to fund and provide the technology for the pilot project, and Start Lda is expected to provide processed municipal waste as feedstock, land, permits, and potential off-take arrangements. The Company is not currently generating any revenue under the Joint Venture Agreement with Start Lda.

●	Phase 1 of the project, consisting of the 8 TPD pilot facility, is currently in development and is not yet operational. The Company anticipates that Phase 1 may not become operational until July 2026 or later, subject to permitting, equipment delivery, installation, commissioning, financing availability, and other customary project development risks.

●	The Company intends, subject to successful commissioning and operation of the pilot facility and availability of financing, to pursue expansion of the facility from 8 TPD to approximately 80 TPD. While discussions regarding potential off-take arrangements are ongoing, no binding off-take agreements are currently in place.

●	The agreement is material to the Company and has been filed as an exhibit to the Form 10.

●	Competitive Advantage: HyOrc’s process leverages waste as a feedstock, reducing reliance on costly green hydrogen inputs and addressing municipal waste management challenges.

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2. PAYG Hydrogen Power Systems

●	Market Context: Critical infrastructure such as ports, hospitals, and data centers require zero-emission, reliable backup or off-grid power. Existing fuel cell solutions face challenges in cost, durability, and hydrogen purity requirements.

●	HyOrc Solution: Modular PAYG hydrogen power units powered by our ECT engine. Customers purchase electricity on a pay-as-you-go model, minimizing upfront CAPEX.

●	Pilot Projects: HyOrc is seeking pilot deployments in California (e.g., Port of Long Beach) and the EU.

●	Competitive Advantage: Higher efficiency than fuel cells over time, lower total cost of ownership, and multi-fuel security.

3. Hydrogen Locomotive Retrofits

●	Market Context: Rail is a major contributor to transportation emissions. Europe alone has more than 15,000 diesel locomotives in need of decarbonization. India, with its massive rail network, is aggressively pursuing hydrogen pilots.

●	HyOrc Solution: Retrofit kits replacing diesel engines with hydrogen-fueled ECT turbines.

●	Progress to Date:

○	Advanced proposals submitted to Banaras Locomotive Works (BLW) of Indian Railways for retrofitting the first of 1,500 diesel locomotives.

○	Initiatives under discussion with EU, UK & US partners for a fleet retrofit program.

●	Competitive Advantage: Retrofit approach allows reuse of rolling stock at lower cost than purchasing new locomotives.

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4. Geothermal Legacy Asset

●	Through SRE, HyOrc developed a 2MW geothermal power plant in Biliran, Philippines, completed in September 2023.

●	The plant has remained offline since October 2024 due to a legal dispute with our counterparty. SRE Power retains economic rights and is pursuing legal remedies.

●	Classified as Work-in-Progress on the balance sheet, with potential future recovery.

BGI / PFBT Agreement:

The PFBT Agreement is a 25-year contract under which SRE Power finances, builds, commissions, and operates geothermal power facilities for BGI, beginning with a 2 MW module commissioned in 2023.

Revenue under the agreement consists of:

●	Operation & Maintenance fees

●	Technical services fees

●	A contractual share of electricity generation revenues

The agreement is material to the Company and has been filed as an exhibit to the Form 10.

Intellectual Property

HyOrc’s IP portfolio includes:

●	Patents filed/granted in India covering hydrogen engines, waste-to-methanol processes, and locomotive retrofits.

●	Patent Cooperation Treaty (PCT) extensions into the United States and European Union, currently under review.

●	Trade secrets relating to catalytic conversion and system integration.

Competition

Our competitors fall into several categories:

●	Fuel Cells (PEMFC, SOFC): Compete in hydrogen applications, but face challenges with purity requirements, high CAPEX, and limited lifespan.

●	Battery-Electric Solutions: Effective in light vehicles and short-range applications but impractical for heavy trucks, locomotives, or long-haul shipping.

●	Conventional ICEs: Diesel and natural gas engines remain entrenched but are rapidly facing regulatory phase out in multiple jurisdictions. HyOrc differentiates through efficiency, durability, fuel flexibility, and lower lifecycle cost.

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Regulatory Environment

HyOrc operates in industries subject to evolving regulations:

●	Shipping: IMO 2023 regulations require significant CO2 reductions.

●	Aviation: ICAO CORSIA program driving demand for sustainable aviation fuels.

●	Power Generation: Renewable portfolio standards and carbon pricing schemes in the EU and U.S. create tailwinds for hydrogen and methanol.

●	Rail: India and EU have launched hydrogen locomotive initiatives.

Growth Strategy

HyOrc intends to:

●	Secure long-term offtake agreements for green methanol.

●	Deploy PAYG hydrogen pilots in ports and critical infrastructure.

●	Close locomotive retrofit agreements in India and the EU.

●	Pursue uplisting opportunities, subject to meeting applicable listing requirements.

●	Expand patent portfolio globally.

ITEM 1A. RISK FACTORS

An investment in our common stock involves significant risks. Investors should carefully consider the risks described below, together with the other information included in this Form 10, before making an investment decision. Any of the following risks could materially and adversely affect our business, financial condition, results of operations, and prospects.

Going Concern and Liquidity Risks

We have incurred recurring operating losses since inception, including a net loss of $1.63 million in 2024. As of December 31, 2024, we had an accumulated deficit of $8.2 million. Our auditors have included a going concern emphasis in their report. Unless we can secure additional financing in the near term, we may be unable to continue our operations as planned. There is no assurance that such financing will be available on acceptable terms or at all.

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Dependence on Access to Capital

Our business strategy requires significant capital expenditures for R&D, manufacturing, and commercialization of our hydrogen engines and methanol projects. We estimate that we will need to raise at least $5 million over the next 24 months to achieve our objectives. If we cannot raise sufficient capital, we may have to delay or reduce the scope of our projects, which would adversely affect our growth prospects.

Dilution of Shareholders

We expect to finance future operations primarily through the issuance of equity or equity-linked securities. Any such issuances will dilute existing shareholders. Because we are currently an OTCID company with limited trading volume, new financings may be highly dilutive. However, our capital-intensive core projects are planned for execution via project financing and are structured in such a way to avoid dilution.

Early Stage of Commercialization

Our hydrogen engine technology and waste-to-methanol processes are in the pilot or development stage. Commercial adoption depends on successful scale-up, demonstration projects, and customer acceptance. If we are unable to prove reliability and cost-effectiveness at commercial scale, our business could fail to gain traction.

Technology and Development Risks

While we believe our technology offers advantages over fuel cells and batteries, it remains unproven at scale in commercial operations. Unexpected technical challenges could delay or prevent commercialization. Competing technologies may also advance more rapidly than anticipated, reducing our competitive advantage.

Reliance on Third-Party Manufacturing and Partners

We currently do not operate large-scale manufacturing facilities. Our business plan contemplates reliance on third-party manufacturers, such as Toyo Denki, Leroy Somer, Siemens, Kirloskar, RJ Italia, John Crane, Crompton, and Schneider for production of engines and components. If these manufacturers cannot deliver to our specifications or within agreed timelines, our operations will be adversely affected.

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Counterparty Risks – Biliran Project

Through SRE Power, we constructed a 2MW geothermal plant in Biliran, Philippines. The plant is currently offline due to legal dispute for which we are pursuing legal remedies, but the outcome is uncertain. Our inability to recover value from this project could negatively impact our financial condition.

Customer Concentration and Project Risks

Our near-term opportunities involve large projects, such as locomotive retrofits with Indian Railways and methanol plants in Europe. If we fail to secure or execute these projects, our revenue generation could be delayed for years. In addition, delays, cost overruns, or cancellations could materially harm our financial position.

Market Adoption Risks

The success of our products depends on adoption by customers who have historically relied on diesel, natural gas, or grid power. Customers may be reluctant to adopt new technologies due to perceived risk, cost, or lack of familiarity. If adoption is slower than anticipated, our revenue and growth will be adversely affected.

Competitive Risks

We compete against established technologies including: (i) PEM fuel cells, supported by significant investment; (ii) battery-electric systems; and (iii) conventional diesel and gas engines. Many of our competitors have greater financial, technical, and manufacturing resources than we do. If these competitors succeed in improving efficiency or lowering costs, our products may not achieve significant market share.

Regulatory and Policy Risks

Our operations are subject to complex and evolving regulations across multiple jurisdictions. For example, methanol projects depend on renewable fuel standards in the EU, while hydrogen deployment depends on government incentives and mandates in India and Europe. Changes in political priorities or reductions in incentives could materially impact demand for our products.

Intellectual Property Risks

Our competitive advantage depends on our patents and proprietary technology. While we have secured patents in India and filed PCT extensions in the U.S. and EU, there is no assurance that additional patents will be granted or that existing patents will not be challenged. Competitors may develop similar technology that circumvents our IP. Enforcement of IP rights is costly and uncertain, particularly in emerging markets.

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Supply Chain Risks

Our technology depends on the availability of high-grade materials, catalysts, and components. Disruptions in global supply chains—such as shortages of metals, electronics, or catalysts—could increase costs or delay projects.

Geopolitical Risks

Our projects span multiple jurisdictions including the Philippines, India, the EU, and the United States. Political instability, changes in trade policies, or currency fluctuations in these regions could negatively affect operations.

Management and Key Personnel Risks

We are highly dependent on a small group of executives and technical leaders. The loss of any key personnel, particularly our CEO or CTO, could harm our ability to execute our strategy. We currently have limited bench strength and may struggle to recruit qualified personnel.

Risks of Operating as a Public Company

As a public company, we are subject to SEC reporting requirements and associated costs. We are pursuing uplisting opportunities, subject to meeting applicable listing requirements. Failure to successfully uplist could limit liquidity, reduce investor interest, and impair our ability to raise capital.

Share Price Volatility

Our common stock has experienced, and may continue to experience, extreme price volatility and low trading volume. The market price of our stock may be influenced by announcements regarding project milestones, financing events, or litigation. Such volatility may discourage institutional investors from participating.

Litigation and Legal Risks

We are engaged in disputes concerning the Biliran project. Litigation is costly, time-consuming, and uncertain. Adverse rulings could materially affect our financial position.

Cybersecurity and IT Risks

Our operations and intellectual property are dependent on digital systems. A cyberattack or data breach could result in the theft of proprietary technology or disruption of our operations.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements for the years ended December 31, 2023, and 2024 and our unaudited interim financial statements for the nine months ended September 30, 2025 and 2024. This discussion contains forward-looking statements that involve risks and uncertainties.

Overview

HyOrc Corporation is in the development and early commercialization phase of its clean-energy technology business. During 2024, the Company recognized its first revenue primarily from technical service activities through its subsidiary SRE Power. As of September 30, 2025, the Company remains in the development stage with limited revenue and continues to focus on advancing its hydrogen engine, waste-to-methanol, and locomotive retrofit technologies.

The Company expects to continue incurring operating losses in the near term as it advances pilot projects and pursues commercialization.

Results of Operations

Nine Months Ended September 30, 2025, Compared to Nine Months Ended September 30, 2024

Revenues

For the nine months ended September 30, 2025, revenue was approximately $11,709, compared to $617,115 for the nine months ended September 30, 2024. The significant decrease in revenue reflects the absence of large technical service contracts during the 2025 interim period.

Other Income

Other income for the nine months ended September 30, 2025, was approximately $11,090, compared to none in the comparable 2024 period.

Operating Expenses

Administrative and other expenses for the nine months ended September 30, 2025, were approximately $173,111, compared to $937,191 for the comparable 2024 period. The decrease reflects reduced professional fees, litigation expenses, and development expenditures compared to the prior year period.

In 2024, amortization expense of approximately $1,232,088 was recorded related to acquisition accounting adjustments. No amortization expense was recorded in the 2025 interim period.

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Net Loss

Net loss for the nine months ended September 30, 2025, was approximately $150,312, compared to a net loss of approximately $1,552,164 for the comparable 2024 period. The improvement in net loss reflects the absence of acquisition-related amortization expense and reduced operating expenses in 2025.

Three Months Ended September 30, 2025, Compared to Three Months Ended September 30, 2024

Revenue for the three months ended September 30, 2025, was $0, compared to $610,710 in the comparable 2024 quarter.

Net loss for the three months ended September 30, 2025, was approximately $61,874, compared to $933,775 in the comparable 2024 quarter.

Liquidity and Capital Resources

As of September 30, 2025, the Company had cash and cash equivalents of approximately $22,427, total assets of approximately $22.07 million, and an accumulated deficit of approximately $8.37 million. The Company remains dependent on external financing to fund operations.

During the nine months ended September 30, 2025, the Company raised approximately $119,310 through equity issuances.

Management estimates that additional capital will be required to advance commercialization initiatives, including development of the green methanol pilot facility and hydrogen engine deployments.

Cash Flows

Operating Activities

Net cash used in operating activities was approximately $352,899. Cash used reflects net loss and working capital changes.

Investing Activities

Net cash provided by investing activities was approximately $80,000, related to proceeds from the sale of property, plant and equipment.

Financing Activities

Net cash provided by financing activities was approximately $119,310, related to issuance of common stock.

Overall, cash decreased by approximately $153,589 during the nine months ended September 30, 2025.

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Green Methanol Joint Venture Disclosure

The Company is not currently generating any revenue under its Joint Venture Agreement with Start Lda related to the planned green methanol project in Portugal.

The initial Phase 1 pilot facility (approximately 8 TPD) remains in development and is not operational. The Company anticipates that Phase 1 may not become operational until July 2026 or later, subject to permitting, equipment delivery, installation, commissioning, financing availability, and other project development risks. Accordingly, no operating cash flows are currently being generated from this project.

Going Concern

The Company has recurring losses and limited cash resources. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from issuance of these financial statements.

Management intends to address liquidity needs through equity financing, strategic partnerships, and project-level financing; however, there can be no assurance that such financing will be available on acceptable terms.

ITEM 3. PROPERTIES

Our principal properties are as follows:

1.	Biliran Geothermal Power Plant, Philippines

○	A 2MW geothermal power facility constructed by our subsidiary, SRE Power, completed in September 2023.

○	Classified as Work-in-Progress as of December 31, 2024, due to a legal dispute.

○	Beneficial ownership remains with SRE, though formal transfer to Biliran Geothermal Inc. has not yet occurred due to disputes.

2.	Corporate Headquarters – Houston, Texas

○	Our corporate office is located at 3050 Post Oak Boulevard, Suite 510-Q60, Houston, Texas.

○	The office is leased on a short-term basis.

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3.	Engineering and Prototyping Activities in India

The Company does not own, lease, or operate any facilities in India.

Certain engineering, prototyping, fabrication, testing, and limited manufacturing services are performed for the Company by Vaigunth Enertek, an independent third-party engineering and fabrication company located in India. These services are provided to SRE Power and its affiliates on a contractual, cost-reimbursable basis.

Vaigunth Enertek historically has provided the following services to the Company:

●	Fabrication and testing of prototype components

●	Engineering and research and development support

●	Limited manufacturing services conducted on a cost basis

The Company does not control Vaigunth Enertek’s facilities, personnel, or operations. The facilities utilized for these services are owned and operated solely by Vaigunth Enertek and are not considered properties of the Company.

The relationship with Vaigunth Enertek is governed by a services agreement under which Vaigunth Enertek provides engineering and fabrication services as requested by the Company. The agreement does not grant the Company any ownership interest in Vaigunth Enertek or its facilities, nor does it create a joint venture or partnership. Compensation is based on agreed service fees or cost-plus arrangements for specific work orders.

4.	Planned Green Methanol Project Sites – Portugal and Europe-wide

HyOrc has entered into a joint venture agreement with Start Lda for the development of waste-to-methanol facilities in Portugal. Certain commercial arrangements, including long-term offtake agreements, remain subject to definitive documentation.

The joint venture plans for the development of a pilot 8 tonne per day (TPD) methanol production facility in Porto, where HyOrc will provide technology for the project, and Start Lda will provide feedstock, land, permits and green methanol off-takers.

The company plans to expand in phases from 8 TPD to 400 TPD after successful installation of the pilot plant.

The agreement is material to the Company and has been filed as an exhibit to the Form 10.

The Company has engaged in discussions regarding potential long-term offtake arrangements with a rated biodiesel producer in Portugal, to supply them for a period of 10 years, with the entire methanol production from HyOrc’s pilot plant scheduled to produce 8 tonnes of methanol per day. Binding offtake agreements remain subject to execution of definitive documentation.

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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 27, 2025, the Company had 737,089,956 shares of common stock issued and outstanding. The following table sets forth certain information regarding ownership of our common stock by beneficial owners of more than 5%, each director and executive officer, and all directors and officers as a group.

Name	Position	Shares Beneficially Owned	Percentage Ownership
K. Reginald Fubara	CEO & Director	387,577,715	53.25%
Alfonso Sotres	SRE Power Director	183,661,663	25.22%
Lydur Skulason	SRE Power Director	18,366,166	2.52%
James McNaught-Davis	Chairman	—	<1%
Manoharan Sundaralingam	CTO & Director	32,768,712	4.5%
Shinichi Hirano	Director	—	<1%
All officers & directors as a group (6 persons)	—	~85.47%

Beneficial ownership is determined in accordance with SEC rules and includes direct and indirect voting and investment power.

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ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Board of Directors

●	James McNaught-Davis – Chairman of the Board of Directors. Experienced investment professional and business strategist. James is a seasoned private equity professional and venture capitalist with over 40 years in financial markets. He has held senior roles at Partner level at Advent, Warburg Pincus, Deep Energy Capital and WHEB Partners and has led numerous investments in energy and technology companies. He holds an MBA from The Wharton School (University of Pennsylvania) and an MA from Cambridge University.

●	K. Reginald Fubara – Chief Executive Officer and Director. Reginald drives hydrogen engine innovation for heavy transport, with 25+ years in strategy, clean-tech, and geothermal power. A tech entrepreneur with expertise in software and power plant construction.

●	Manoharan Sundaralingam – Chief Technology Officer and Director. Manoharan, Head of R&D, is a visionary in renewable energy innovation. He has led breakthrough advancements in green fuel alternatives and played a key role in jet engine technology development in India, driving the transition toward sustainable energy solutions.

●	Richard Oblath – Director. Richard Oblath is a global advisor specializing in energy transition, strategy, and corporate transformation. He is non-Exec
Chairman of H2 Transition Capital, is a Non-Executive Director at Firmus
Energy, and has led over 50 M&A transactions worth up to $10 billion across
15 multiple regions. With leadership roles at Shell and Goodyear, he has extensive experience in managing businesses, JVs, and technology groups. He is a Fellow, Trustee and Executive Board member of the Institute of Materials, Minerals and Mining, a Fellow of the Energy Institute, and also supports education through Nottingham University scholarships plus previously chaired the London Chamber Orchestra Trust.

●	Andrea Magalini – President. Andrea Magalini is a global leader in power generation and energy efficiency, with 12+ years at United Technologies and Mitsubishi Heavy Industries driving strategy and business development. As General Manager at Turboden, he pioneered industrial heat pumps and expanded ORC technology worldwide. A former McKinsey consultant and academic researcher, Andrea specializes in innovation, international business growth, and sustainable energy solutions, leading with a people-centered, impact-driven approach.

●	Shinichi Hirano – Non-Executive Director. Shinichi Hirano is a 30-year veteran in hydrogen propulsion, with leadership roles at Ford, Mazda, and Hyzon Motors. He led the Ford-Daimler fuel cell alliance and USDRIVE/USCAR teams, collaborating with the U.S. Department of Energy on hydrogen technology advancements.

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Executive Officers

●	K. Reginald Fubara – Chief Executive Officer.

●	Manoharan Sundaralingam – Chief Technology Officer.

●	Andrea Magalini – President.

Each director serves until the next annual meeting of shareholders and until his successor is duly elected and qualified.

Director name	Principal Occupation	Relevant Industry Experience	Other directorships held in the past 5 years
James McNaught-Davis	Non-Executive Chair of HyOrc Corporation Inc’s board of directors, Head of M&A and senior officer of Apex Treasury Corporation Inc, a NASDAQ listed company.	Cleantech venture capital, Energy generation infrastructure, Corporate Finance, Project Finance, Director or senior officer of NASDAQ listed companies

Non-Executive Chairman of Modular Geothermal Power (a Singapore private company),

Director of PassivSystems Limited (a UK energy company),

Director of DGJ Property (family real estate company),

Trustee (i.e. director) of British Youth Opera (a UK charity)

Manoharan Sundaralingam	CTO of HyOrc, Director of Vaigunth Enertek	Renewable energy product development and implementation in various projects since 1997. Head of waste to energy and hydrogen engine development.	Vaigunth Enertek (P) Ltd (India), Green Infra (P) Ltd (India), Lokus Energy (P) Ltd (India), HyOrc India (P) Ltd (India)

K. Reginald Fubara	CEO of HyOrc Corporation	Renewable energy project and product development and implementation in various projects since 2008. Full cycle development, from concept to manufacturing and installation of turbine-based power plants.	SRE Power, Inc (Texas), Symba Renewable Energy Ltd (UK), Symba Renewable Energy Ltd (Iceland), SRE Geothermal Philippines, Inc (Philippines)

Shinichi Hirano	Principle Consultant H-Tech International LLC

Shinichi is a 30-year veteran in hydrogen propulsion, with leadership roles at Ford, Mazda, and Hyzon Motors. He led the Ford-Daimler fuel cell alliance and USDRIVE/USCAR teams, collaborating with the U.S. Department of Energy on hydrogen technology advancements.

H-Tech International LLC

Andrea Magalini	Entrepreneur and cleantech consultant (GPC Energy S.r.l. Italy), President of HyOrc	Cleantech, power and energy, industrial heat pumps, engineering	GPC Energy S.r.l. (Italy)

Richard Oblath	Founder and Chair of Oblath Advisory, Executive Chair of H2Transition Capital LLP then Non-Executive Chair of H2Transition Capital Holdings Ltd.	40 years of increasing seniority global managerial and executive positions, the last 25 years of which was with Shell culminating as VP Downstream Global M&A.	General Partner of H2Transition Capital, Non-Executive Director Boson Energy, Non-Executive Director Kinecx (formally Firmus) Energy

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ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth compensation paid to our executive officers for the fiscal years ended December 31, 2025.

Summary Compensation Table

Name & Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
K. Reginald Fubara, CEO	2025	—	—	60,000	—	—	60,000
James McNaught-Davis, Chairman	2025	—	—	60,000	—	—	60,000
Manoharan Sundaralingam, CTO	2025	—	—	60,000	—	—	60,000
Shinichi Hirano, Non-Exec Director	2025	—	—	60,000	—	—	60,000
Richard Oblath	2025	—	—	50,000	—	—	50,000
Andrea Magalini	2025	—	—	35,000	—	—	35,000

The following table sets forth compensation paid to our executive officers for the fiscal years ended December 31 2024.

Summary Compensation Table

Name & Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
K. Reginald Fubara, CEO	2024	—	—	25,000	—	—	25,000
James McNaught-Davis, Chairman	2024	—	—	25,000	—	—	25,000
Manoharan Sundaralingam, CTO	2024	—	—	25,000	—	—	25,000
Shinichi Hirano, Non-Exec Director	2024	—	—	25,000	—	—	25,000

Director Compensation

All current directors receive compensation of $5,000 per month, payable in restricted shares of common stock.

Indemnification

Under our Articles of Incorporation and Bylaws, we may indemnify directors and officers against expenses and liabilities incurred in connection with service to the fullest extent permitted under Wyoming law. The Company also maintains directors’ and officers’ liability insurance.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

During 2024, the Company engaged in the following related-party transactions:

●	Reverse Merger: In August 2024, the Company completed a reverse merger with SRE Power, Inc. HyOrc issued approximately 655 million shares to the former shareholders of SRE, resulting in a change of control. The largest shareholder following the merger is K. Reginald Fubara, our CEO.

●	Share Placements: In early 2025, the Company issued 11 million shares of common stock at $0.01 per share, raising $110,000. Investors included Richard Oblath, a current director ($100,000), and Carl Mueller, an external investor ($10,000).

All transactions were reviewed and approved by the Board of Directors. We believe the terms were fair and reasonable to the Company.

Director Independence:

We follow the independence standards of OTC Markets. Several of our directors, including James McNaught-Davis and Richard Oblath, qualify as independent. However, as a development-stage company, we do not yet maintain formal audit or compensation committees.

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ITEM 8. LEGAL PROCEEDINGS

The Company and its subsidiary SRE Power, Inc. are engaged in legal disputes concerning the Biliran geothermal power project in the Philippines.

●	Background: The 2MW plant, constructed by SRE in 2023, has remained offline since October 2024 due to a legal dispute with the project counterparties, Biliran Geothermal Inc. (“BGI”) and Nickel Asia Corporation (“NAC”).

●	Claims: SRE alleges breach of contract & fiduciary duty, and bad faith conduct by BGI and NAC. SRE has filed complaints with the Philippines SEC and is preparing litigation seeking damages in excess of $25 million.

●	Status: The Company continues to explore recovery or settlement options, including a potential sale of the plant. No outcome can be assured at this time.

Other than the above, we are not a party to any material pending legal proceedings, nor are our properties subject to such proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTCQB under the ticker symbol HYOR.

The Company has not declared or paid any cash dividends and does not currently intend to pay dividends.

●	Share Price: As of December 27th, 2025, our stock trades at approximately $0.0337 per share.

●	Outstanding Shares: Approximately 737 million shares are issued and outstanding.

●	Market Capitalization: At current prices, this implies a market capitalization of approximately $25 million.

●	Dividend Policy: We have never paid dividends and do not expect to do so in the foreseeable future. We intend to reinvest earnings, if any, into business growth.

Shareholders:

As of December 27, 2025, we had approximately 111 shareholders of record. The actual number of beneficial holders is greater due to shares held in street name through brokerage accounts.

Transfer Agent:

Our transfer agent is Transfer Online, Inc., located in Portland, Oregon.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

We have issued the following unregistered securities during the past two fiscal years, exempt from registration under Section 4(a)(2) of the Securities Act of 1933 and Rule 506 of Regulation D:

●	November 2025: The Company entered into an agreement with Carl Mueller for the sale of 500,000 shares at $0.02 per share for proceeds of $10,000. Proceeds were received in November 2025, and the issuance of the shares is scheduled to be completed by the end of the first quarter of 2026.

●	November 2025: The Company entered into an agreement with Scott Chapman for the sale of 250,000 shares at $0.02 per share for proceeds of $5,000. Proceeds were received in November 2025, and the issuance of the shares is scheduled to be completed by the end of the first quarter of 2026.

●	August 2025: The Company entered into an agreement with Andrea Magalini (President) for the sale of 1,500,000 shares at $0.02 per share for proceeds of $30,000. Proceeds were received in August 2025, and the issuance of the shares is scheduled to be completed by the end of the first quarter of 2026.

●	March 1, 2025: The Company approved and issued an aggregate of 8,871,338 shares of common stock for stock purchases and services rendered, allocated as follows:

○	Klabella Solutions (Guy Russell): 200,000 shares

○	Gerald Anozia: 25,000 shares

○	Neelan Samaratunga: 38,462 shares

○	Nancy White: 226,924 shares

○	James McNaught-Davis (Director): 595,238 shares

○	Shinichi Hirano (Director): 595,238 shares

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○	Manoharan Sundaralingam (Director): 595,238 shares

○	K. Reginald Fubara (CEO): 595,238 shares

○	Carl Mueller (Investor): 1,000,000 shares

○	Richard Oblath (Director): 5,000,000 shares

●	Q1 2025: 11 million shares sold at $0.01 per share for $110,000 in aggregate proceeds.

○	Richard Oblath (Director): 10 million shares ($100,000).

○	Carl Mueller (Investor): 1 million shares ($10,000).

●	August 2024: 655 million shares issued to the shareholders of SRE Power in connection with the reverse merger.

No underwriters were involved in these transactions, and no commissions were paid.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The Company’s authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.001 per share.

●	Common Stock:

○	As of December 27, 2025, there were 737,089,956 shares issued and outstanding.

○	Each share is entitled to one vote on all matters submitted to shareholders.

○	Holders have no pre-emptive rights, conversion rights, or redemption rights.

○	Subject to Wyoming law, dividends may be declared by the Board but are not expected in the foreseeable future.

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●	Preferred Stock:

○	We are not currently authorized to issue preferred stock.

●	Transfer Agent:

○	Transfer Online, Inc. serves as the Company’s transfer agent.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and Bylaws provide for indemnification of directors and officers to the fullest extent permitted under Wyoming law. This includes indemnification against expenses, judgments, fines, and amounts paid in settlement incurred in legal proceedings arising from service to the Company, provided the individual acted in good faith and in the best interests of the Company.

The Company also maintains directors’ and officers’ (D&O) liability insurance to protect against certain claims.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The audited consolidated financial statements of HyOrc Corporation and subsidiaries as of and for the years ended December 31, 2023, and 2024, together with the report of independent registered public accounting firm Suri & Co., are incorporated herein fully.

Unaudited interim consolidated financial statements for the nine months ended September 30, 2025, together with comparative unaudited interim consolidated financial statements for the nine months ended September 30, 2024, and an audited consolidated balance sheet as of December 31, 2024, are incorporated herein.

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ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters during the fiscal years ended December 31, 2023, or December 31, 2024.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

Audited consolidated financial statements for the years ended December 31, 2023, and 2024, and related notes thereto, are provided here.

Unaudited interim consolidated financial statements for the nine months ended September 30, 2025, together with comparative unaudited interim consolidated financial statements for the nine months ended September 30, 2024, and an audited consolidated balance sheet as of December 31, 2024, are incorporated herein.

(b) Exhibits

The following exhibits are filed as part of this registration statement:

●	1.0 – Bylaws & Certificate of Incorporation

●	2.0 – Material Agreements

●	3.0 – Board Resolution

●	4.0 – Legal Opinion

●	5.0 – Audited Financial Statements for 2023 & 2024

●	6.0 – Unaudited Interim Financial Statements for September 2025

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HyOrc Corporation

Date:	March 19th, 2026
By:	/s/ K. Reginald Fubara
K. Reginald Fubara, Chief Executive Officer

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